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                                                                 EXHIBIT (A)(12)

FOR IMMEDIATE RELEASE
---------------------


   Contacts:
   URS Corporation                Sard Verbinnen & Co.
   Kent P. Ainsworth              Andrew Merrill/Kim Polan
   Executive Vice President       (212) 687-8080
   & Chief Financial Officer
   (415) 774-2700



                  URS CORPORATION ANNOUNCES COMPLETION OF ITS
                      TENDER OFFER FOR DAMES & MOORE GROUP
   __________________________________________________________

         SAN FRANCISCO, CA, June 9, 1999 - URS Corporation (NYSE: URS) today announced that it has accepted for payment all of the shares of common stock of Dames & Moore Group (NYSE: DM) validly tendered and not withdrawn under the tender offer commenced on May 11, 1999. The accepted shares totalled approximately 17.6 million shares based on a preliminary count, representing approximately 95% of the outstanding Dames & Moore shares. The tender offer expired at 12:00 midnight, New York City time, on Tuesday, June 8, 1999.
         With the tender offer completed, URS now intends to promptly complete a short-form merger of its wholly owned subsidiary into Dames & Moore under Delaware law. As a result, Dames & Moore will become a direct, wholly owned subsidiary of URS and, subject to appraisal rights, each remaining outstanding Dames & Moore share will be converted into the right to receive $16.00 in cash, without interest.
         Headquartered in San Francisco, URS offers a broad range of planning and design services through 140 offices located in 16 countries, including Europe and Asia/Pacific. URS provides services for infrastructure projects involving air and surface transportation systems; institutional, industrial and commercial facilities; and pollution control, water resources and hazardous waste management programs.
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         URS serves local, state and federal government agencies as well as private clients in the chemical, manufacturing, pharmaceutical, forest product, mining, water supply, commercial development and utilities industries.
          Dames & Moore is a worldwide engineering and construction services firm, whose capabilities include general engineering and consulting, process and chemical engineering, transportation planning and design, and construction services. Headquartered in Los Angeles, Dames & Moore has over 7,800 employees and offices in over 30 countries.

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